Exhibit 99.1

Selected Financial Data

Laclede Gas Company

	Fiscal Years Ended September 30
(Thousands)	2006	2005	2004	2003	2002 (a)
Summary of Operations
Operating Revenues:
Utility	$1,141,011	$978,195	$868,905	$774,772	$592,097
Other	2,305	2,288	2,577	2,391	2,521
Total Operating Revenues	1,143,316	980,483	871,482	777,163	594,618

Operating Expenses:
Utility
Natural and propane gas	821,721	676,931	575,691	483,742	340,045
Other operation expenses	128,180	125,364	121,596	118,550	106,027
Maintenance	21,198	19,226	18,705	18,759	17,813
Depreciation and amortization	30,904	23,036	22,385	22,229	24,215
Taxes, other than income taxes	71,038	62,859	60,077	56,102	48,342
Total utility operating expenses	1,073,041	907,416	798,454	699,382	536,442
Other	2,316	2,318	2,456	2,386	2,572
Total Operating Expenses	1,075,357	909,734	800,910	701,768	539,014
Operating Income	67,959	70,749	70,572	75,395	55,604
Allowance for Funds Used During Construction	(45)	(100)	(123)	(107)	(149)
Other Income and (Income Deductions) – Net	4,163	1,443	3,507	986	699
Interest Charges:
Interest on long-term debt	22,329	22,835	22,010	20,169	20,820
Other interest charges	10,236	4,076	3,192	3,752	4,285
Total Interest Charges	32,565	26,911	25,202	23,921	25,105
Income Before Income Taxes	39,512	45,181	48,754	52,353	31,049
Income Tax Expense	10,632	14,550	16,555	18,011	10,720
Net Income	28,880	30,631	32,199	34,342	20,329
Dividends on Redeemable Preferred Stock	48	55	62	62	68
Earnings Applicable to Common Stock	$28,832	$30,576	$32,137	$34,280	$20,261

Selected Financial Data (continued)

Laclede Gas Company

	Fiscal Years Ended September 30
(Thousands)	2006	2005	2004	2003	2002 (a)

Dividends Declared –
Common Stock	$30,049	$29,003	$27,183	$25,492	$25,311

Utility Plant
Gross Plant – End of Period	$1,149,104	$1,105,733	$1,070,522	$1,030,665	$988,747
Net Plant – End of Period	763,827	728,481	699,144	676,696	594,376
Capital Expenditures	57,925	54,621	49,130	49,926	48,765
Property Retirements	22,588	19,410	9,276	8,007	9,769
Total Assets – End of Period	$1,385,140	$1,275,515	$1,208,250	$1,168,458	$994,937

Capitalization – End of Period
Common Stock and Paid-In Capital	$145,527	$140,381	$136,052	$82,589	$82,589
Retained Earnings	194,807	196,024	194,451	189,497	180,709
Accumulated Other Comprehensive Loss	(834)	(1,127)	(371)	(582)	(339)
Common Stock Equity	339,500	335,278	330,132	271,504	262,959
Redeemable Preferred Stock	787	948	1,108	1,258	1,266
Long-Term Debt	349,041	294,033	333,936	259,625	259,545
Total Capitalization	$689,328	$630,259	$665,176	$532,387	$523,770

(a)

Effective October 1, 2001, the corporation reorganized such that Laclede Gas became a subsidiary of Laclede Group, a public utility holding company. In conjunction with the restructuring, the subsidiaries of Laclede Gas became subsidiaries of Laclede Group.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LACLEDE GAS COMPANY

INTRODUCTION

This management’s discussion analyzes the financial condition and results of operations of Laclede Gas Company (Laclede Gas or the Utility). It includes management’s view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year periods, and their effects on overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as “may,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek,” and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

•	weather conditions and catastrophic events, particularly severe weather in the natural gas producing areas of the country;
•	volatility in gas prices, particularly sudden and sustained spikes in natural gas prices;
•	the impact of higher natural gas prices on our competitive position in relation to suppliers of alternative heating sources, such as electricity;
•	changes in gas supply and pipeline availability; particularly those changes that impact supply for and access to our market area;
•	legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
	•	allowed rates of return
	•	incentive regulation
	•	industry structure
	•	purchased gas adjustment provisions
	•	rate design structure and implementation
	•	franchise renewals
	•	environmental or safety matters
	•	taxes
	•	pension and other post-retirement benefit liabilities and funding obligations
	•	accounting standards;
•	the results of litigation;
•	retention of, ability to attract, ability to collect from and conservation efforts of customers;
•

capital and energy commodity market conditions, including the ability to obtain funds for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply;

•	discovery of material weakness in internal controls; and
•	employee workforce issues.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Utility’s Financial Statements and the notes thereto.

RESULTS OF OPERATIONS

Laclede Gas is regulated by the Missouri Public Service Commission (MoPSC or Commission) and serves St. Louis city and ten other counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates, and in accordance with tariffs, authorized by the MoPSC. The Utility’s earnings are primarily generated by the sale of heating energy. The Utility’s innovative weather mitigation rate design lessens the impact of weather volatility on Laclede Gas customers during cold winters and stabilizes the Utility’s earnings by recovering fixed costs more evenly during the heating season. The weather mitigation rate design minimizes the impact of weather volatility during the peak cold months of December through March and reduces the impact of weather volatility, to a lesser extent, during the months of November and April. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season.

Mitigating the impact of weather fluctuations on Laclede Gas customers while improving the ability to recover its authorized distribution costs and return continues to be a fundamental component of Laclede Gas’ strategy. The Utility’s distribution costs are the essential, primarily fixed expenditures it must incur to operate and maintain a more than 16,000-mile natural gas distribution system and related storage facilities. In addition, Laclede Gas is working to continually improve its ability to provide reliable natural gas service at a reasonable cost, while maintaining and building a secure and dependable infrastructure. The Utility’s income from off-system sales remains subject to fluctuations in market conditions. In conjunction with the settlement of the 2005 rate case, effective October 1, 2005, the Utility retains all pre-tax income from off-system sales and capacity release revenues up to $12 million annually. Pre-tax amounts in excess of $12 million, if any, are shared with customers, with the Utility retaining 50% of amounts exceeding that threshold. Some of the factors impacting the level of off-system sales include the availability and cost of the Utility’s natural gas supply, the weather in its service area, and the weather in other markets. When Laclede Gas’ service area experiences warmer-than-normal weather while other markets experience colder weather or supply constraints, some of the Utility’s natural gas supply is available for off-system sales and there may be a demand for such supply in other markets.

Wholesale natural gas prices for the 2005-2006 heating season rose to unprecedented levels across the nation. Laclede Gas continues to work actively to reduce the impact of higher costs by strategically structuring its natural gas supply portfolio and through the use of financial instruments. Nevertheless, the cost of purchased gas remains high, relative to historical levels. The Utility’s Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including costs, cost reductions, and related carrying costs associated with the use of financial instruments to hedge the purchase price of natural gas, as well as gas inventory carrying costs. The Utility believes it will continue to be able to obtain sufficient gas supply. While there have been some recent declines in wholesale natural gas prices nationwide, the generally higher price levels may continue to affect sales volumes (due to the conservation efforts of customers) and cash flows (associated with the timing of collection of gas costs and related accounts receivable from customers).

2006 vs. 2005

Laclede Gas’ net income applicable to common stock for fiscal year 2006 was $28.8 million, compared with $30.6 million for fiscal year 2005. The decrease in net income of $1.8 million was primarily attributable to the following factors, quantified on a pre-tax basis:

•	increases in operation and maintenance expenses, excluding the provision for uncollectible accounts, totaling $9.3 million;
•

higher depreciation expense totaling $7.9 million resulting from the implementation of new rates effective February 1, 2005 and January 1, 2006 as authorized by the MoPSC, and additional depreciable property;

•

net lower Infrastructure System Replacement Surcharges (ISRS) totaling $4.5 million. These surcharges were reset to zero effective October 1, 2005, as the ISRS-related costs are being recovered through new base rates effective on that same date. A new ISRS was subsequently implemented June 15, 2006; and,

•	the net effect of lower system gas sales volumes totaling $2.7 million, primarily due to conservation efforts of our customers.

These factors were partially offset by:

•	the benefit of the general rate increase, effective October 1, 2005, totaling $9.7 million;
•	the recovery of gas inventory carrying costs through the Utility’s PGA Clause, effective October 1, 2005, totaling $5.6 million; and,
•	a lower provision for uncollectible accounts totaling $4.5 million.

2005 vs. 2004

Laclede Gas’ net income applicable to common stock for fiscal year 2005 was $30.6 million, compared with $32.1 million for fiscal year 2004. The decrease of $1.5 million was primarily attributable to the following factors, quantified on a pre-tax basis:

•	increases in operation and maintenance expenses totaling $4.3 million;
•	the net effect of lower system gas sales volumes totaling $2.3 million, primarily due to an unseasonably warm weather pattern in November 2004;
•

non-operating income that decreased $2.0 million, primarily due to the decrease totaling $1.4 million in proceeds recorded year-to-year related to the Utility’s interest, as a policyholder, in the sale of a mutual insurance company and higher donations; and,

•	higher interest charges totaling $1.7 million, primarily due to the issuance of additional long-term debt and higher short-term interest expense.

These factors were partially offset by:

•

the recovery of eligible costs incurred to build and maintain the Utility’s distribution system through the implementation of ISRS effective June 10, 2004, January 20, 2005, and July 1, 2005, totaling $3.8 million; and,

•	higher income from off-system sales and capacity release totaling $2.9 million.

Regulated Operating Revenues and Operating Expenses

2006 vs. 2005

Regulated operating revenues for fiscal year 2006 increased $162.8 million, or 16.6%, above fiscal year 2005. Temperatures experienced in the Utility’s service area during 2006 were 12.4% warmer than normal but essentially the same as last year. Total system therms sold and transported were 0.87 billion for the fiscal year 2006 compared with 0.91 billion for fiscal year 2005. Total off-system therms sold and transported were 0.16 billion for fiscal year 2006 compared with 0.20 billion for fiscal year 2005. The increase in regulated operating revenues was primarily attributable to the following factors:

Millions
Higher wholesale gas costs passed on to Utility customers (subject to prudence review by the MoPSC)	$196.0
Lower system sales volumes and other variations, primarily due to the conservation efforts of customers due to higher natural gas prices	(36.4)
Lower off-system sales volumes (reflecting less favorable market conditions as described in greater detail in the Results of Operations)	(32.5)
Higher prices charged for off-system sales	27.2
Net effect of the general rate increase, recovery of gas inventory carrying costs, and resetting the ISRS to zero, effective October 1, 2005, combined with the subsequent implementation of a new ISRS effective June 15, 2006	8.5
Total Variation	$162.8

2005 vs. 2004

Regulated operating revenues for fiscal year 2005 increased $109.3 million, or 12.6% above fiscal year 2004. Temperatures experienced in the Utility’s service area during 2005 were 14.0% warmer than normal but essentially the same as fiscal 2004. Total system therms sold and transported were 0.91 billion for fiscal year 2005 compared with 0.95 billion for fiscal year 2004. Total off-system therms sold and transported were 0.20 billion for fiscal year 2005 compared with 0.17 billion for fiscal year 2004. The increase in regulated operating revenues was primarily attributable to the following factors:

Millions
Higher wholesale gas costs passed on to Utility customers (subject to prudence review by the MoPSC)	$84.3
Higher prices charged for off-system sales	26.3
Lower system sales volumes and other variations	(22.3)
Higher off-system sales volumes (reflecting more favorable market conditions as described in
greater detail in the Results of Operations)	17.2
Effect of the ISRS	3.8
Total Variation	$109.3

2006 vs. 2005

Regulated operating expenses in fiscal year 2006 increased $165.6 million, or 18.3%, from fiscal year 2005. Natural and propane gas expense increased $144.8 million above last year’s level primarily due to higher rates charged by our suppliers, partially offset by lower volumes purchased for sendout and slightly lower off-system gas expense. Other operation and maintenance expenses increased $4.8 million, or 3.3%, primarily due to implementation costs related to the automated meter reading deployment, higher costs associated with low income energy assistance and energy efficiency programs implemented
October 1, 2005, compensation expense associated with Laclede Group’s implementation of SFAS No. 123(R), increased pension costs, and higher wage rates. These factors were partially offset by a lower provision for uncollectible accounts, lower group insurance charges, and a reduction in costs to remove retired utility plant that were previously charged to expense as incurred. An accrual for such costs is currently being provided for in depreciation rates. Depreciation and amortization expense increased $7.9 million, or 34.2%, primarily due to higher rates effective February 1, 2005 and January 1, 2006, and additional depreciable property. Taxes, other than income, increased $8.2 million, or 13.0%, primarily due to higher gross receipts taxes (attributable to the increased revenues).

2005 vs. 2004

Regulated operating expenses in fiscal year 2005 increased $109.0 million, or 13.6%, from fiscal year 2004. Natural and propane gas expense increased $101.2 million, primarily attributable to higher rates charged by our suppliers and increased off-system gas expense, partially offset by lower system volumes purchased for sendout. Other operation and maintenance expenses increased $4.3 million, or 3.1%, primarily due to a higher provision for injuries and damages, increased insurance premiums and higher wage rates. These factors were partially offset by decreased group insurance charges, lower distribution charges and reduced pension costs. Depreciation and amortization expense increased $0.7 million or 2.9%, primarily due to higher rates effective February 1, 2005 and additional depreciable property, partially offset by lower amortization of software-related costs. Taxes, other than income, increased $2.8 million, or 4.6%, primarily due to higher gross receipts taxes (attributable to the increased revenues).

Other Income and Income Deductions-Net

Other income and income deductions-net increased $2.8 million in fiscal year 2006, primarily due to additional income resulting from Laclede Gas’ application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments, as approved by the MoPSC effective October 1, 2005. Previously, carrying costs were applicable only to certain gas cost components exceeding a predetermined threshold. Such income is recovered through the PGA Clause. This additional income was partially offset by the Utility’s receipt and recognition in April 2005 of proceeds related to its interest, as a policyholder, in the sale of a mutual insurance company totaling $0.5 million. The $2.0 million decrease in other income and income deductions-net in fiscal year 2005 from fiscal year 2004 was primarily attributable to the Utility’s recognition of the receipt of proceeds totaling $1.9 million related to the sale of the above mentioned mutual insurance company in fiscal 2004, partially offset by recognition of additional proceeds totaling $0.5 million received in fiscal year 2005. Other income and income deductions-net also decreased due to higher donations.

Interest Charges

The $5.7 million increase in interest charges in fiscal year 2006 was primarily due to higher interest on short-term debt. Average short-term interest rates were approximately 4.7% this year compared with approximately 2.7% in fiscal year 2005. Average short-term borrowings were approximately $172.9 million and $83.2 million for fiscal years 2006 and 2005, respectively. Increased interest on short-term debt was slightly offset by lower interest on long-term debt due to the November 2004 maturity of $25 million principal amount of 8 1/2 % First Mortgage Bonds and the May 2006 maturity of $40 million principal amount
8 5/8% First Mortgage Bonds. The decreased interest on long-term debt due to the aforementioned maturities was partially offset by the issuance of $55 million principal amount of 6.15% First Mortgage Bonds on June 9, 2006.

Interest charges increased $1.7 million in fiscal year 2005 (compared with fiscal year 2004) primarily due to higher interest on long-term debt due to the April 2004 issuance of $50 million principal amount of 5 1/2% First Mortgage Bonds and $100 million principal amount of 6% First Mortgage Bonds, partially offset by the early redemption in June 2004 of $50 million principal amount of 6 5/8% First Mortgage Bonds and the November 2004 maturity of $25 million principal amount of 8 1/2% First Mortgage Bonds. The increase in interest charges was also attributable to higher interest on short-term debt mainly attributable to higher rates, partially offset by reduced borrowings. Average short-term interest rates were approximately 2.7% in fiscal year 2005 compared with approximately 1.2% in fiscal 2004. Average short-term borrowings were approximately $83.2 million and $140.9 million for fiscal years 2005 and 2004, respectively.

Income Taxes

The decreases in income taxes for all periods reported are primarily due to lower pre-tax income. The decrease in fiscal year 2006 income tax expense also reflects a change in estimated tax depreciation and other property-related deductions.

Labor Agreement

Laclede Gas has a labor agreement with Locals 11-6 and 11-194 of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied-Industrial and Service Workers International Union, which represent approximately 67% of Laclede Gas’ employees. The agreement expires on July 31, 2008.

The Missouri Natural Division of Laclede Gas has a labor agreement with Local 11-884 of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied-Industrial and Service Workers International Union, which represents approximately 5% of Laclede Gas’ employees. The agreement expires on April 15, 2009.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition, results of operations, liquidity and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following represent the more significant items requiring the use of judgment and estimates in preparing our financial statements:

Allowances for doubtful accounts – Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors. The Utility’s provision for uncollectible accounts is dependent on the regulatory treatment provided for such costs. Beginning in fiscal 2006, the Utility is allowed to defer for future recovery certain costs associated with amendments to the Cold Weather Rule, as approved by the MoPSC.

Employee benefits and postretirement obligations – Pension and postretirement obligations are calculated by actuarial consultants that utilize several statistical factors and other assumptions related to future events, such as discount rates, returns on plan assets, compensation increases, and mortality rates. The amount of expense recognized by the Utility is dependent on the regulatory treatment provided for such costs. Certain liabilities related to group medical benefits and workers’ compensation claims, portions of which are self-insured and/or contain “stop-loss” coverage with third-party insurers to limit exposure, are established based on historical trends.

Laclede Gas accounts for its regulated operations in accordance with SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation.” This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). Management believes that the current regulatory environment supports the continued use of SFAS No. 71 and that all regulatory assets and liabilities are recoverable or refundable through the regulatory process. We believe the following represent the more significant items recorded through the application of SFAS No. 71:

The Utility’s PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including the costs, cost reductions and related carrying costs associated with the Utility’s use of natural gas financial instruments to hedge the purchase price of natural gas. The difference between actual costs incurred and costs recovered through the application of the PGA are recorded as regulatory assets and liabilities that are recovered or refunded in a subsequent period. Effective October 1, 2005, the Utility was authorized to implement the recovery of gas inventory carrying costs through its PGA rates to recover costs it incurs to finance its investment in gas supplies that are purchased during the injection season for sale during the heating season. The MoPSC also approved the application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments. Previously, carrying costs were applicable only to certain gas cost components exceeding a predetermined threshold.

Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts. Pursuant to the direction of the MoPSC, Laclede Gas’ provision for income tax expense for financial reporting purposes reflects an open-ended method of tax depreciation. Laclede Gas’ provision for income tax expense also records the income tax effect associated with the difference between overheads capitalized to construction for financial reporting purposes and those recognized for tax purposes without recording an offsetting deferred income tax expense. These two methods are consistent with the regulatory treatment prescribed by the MoPSC.

Asset retirement obligations are recorded in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations” and FIN 47, “Accounting for Conditional Asset Retirement Obligations.” Asset retirement obligations are calculated using various assumptions related to the timing, method of settlement, inflation, and profit margins that third parties would demand to settle the future obligations. These assumptions require the use of judgment and estimates and may change in future periods as circumstances dictate. As authorized by the MoPSC, Laclede Gas accrues future removal costs associated with its property, plant and equipment through its depreciation rates, even if a legal obligation does not exist as defined by SFAS No. 143 and FIN 47. The difference between removal costs recognized in depreciation rates and the accretion expense and depreciation expense recognizable under SFAS No. 143 and FIN 47 is a timing difference between the recovery of these costs in rates and their recognition for financial reporting purposes. Accordingly, consistent with SFAS No. 71, these differences are deferred as Regulatory Liabilities.

For further discussion of significant accounting policies, see Note 1 to the Financial Statements included in this report on page 24 of Exhibit 99.1.

REGULATORY MATTERS

At the state level, there have been several significant regulatory developments during the fiscal year affecting Laclede Gas.

A new law became effective January 1, 2006, that authorizes the MoPSC to implement rules and tariff provisions through which rates can be adjusted between general rate case proceedings to reflect increases and decreases in certain costs and revenues. For gas utilities like Laclede Gas, these include rate adjustments to reflect revenue changes resulting from the impact of weather and conservation on customer usage and to reflect changes in the costs to comply with environmental laws, rules and regulations. Various parties have been meeting in an attempt to negotiate rules to implement these programs; however, to date, the MoPSC has only acted on a rule relating to the establishment of a final adjustment clause for electric utilities.

On October 21, 2005, Laclede Gas filed an application requesting authority for the purchase of certain assets of Fidelity Natural Gas, Inc., located in Sullivan, Missouri. On February 21, 2006 the Commission issued an Order approving the acquisition, subject to certain conditions. The purchase, which closed on February 28, 2006, added approximately 1,300 natural gas customers to Laclede Gas’ customer base.

On October 24, 2005, the Office of the Public Counsel proposed an emergency amendment to the MoPSC’s Cold Weather Rule. Such rule governs the disconnection and reconnection practices of utilities during the winter heating season. On
December 19, 2005, the MoPSC issued an Order approving certain changes to the rule to be effective between January 1 and March 31, 2006. These temporary rule changes were expected to increase utilities’ costs; however, the rule allows for incremental compliance costs to be deferred for consideration for future recovery. The Company, along with other gas utilities, appealed the Order to the Cole County Circuit Court on the grounds that the rule failed to provide a separate and more definitive recovery mechanism for such costs. Although the Court declined to stay the Order, it did express serious concerns over the rule’s legality. On February 8, 2006, the Cole County Circuit Court held that the rule was unlawful and void because it did not make adequate provision for a cost recovery mechanism to address the revenue losses associated with implementing the rule. The MoPSC appealed the Court’s decision. On October 31, 2006, the Missouri Court of Appeals for the Western District issued its opinion reversing the judgment of the Cole County Circuit Court, upholding the lawfulness of the MoPSC’s emergency rule. The Company, along with other gas utilities, filed an application with the Court of Appeals on November 15, 2006, requesting that it rehear or transfer the appeal to the Missouri Supreme Court. In the meantime, the MoPSC proposed a rulemaking on
May 22, 2006, to permanently incorporate many of the changes to the Cold Weather Rule that were implemented on an emergency basis for this past heating season. A public hearing on the proposed rule was held on July 19, 2006, at which Laclede Gas and other gas utilities recommended revisions to the proposed rule, including a more definitive recovery mechanism for uncollectible expenses. On August 11, 2006, the MoPSC approved permanent modifications to the rule, including provisions to allow the Utility to obtain accounting authorizations and defer for future recovery the costs previously incurred with the emergency amendment as well as future costs of complying with the new permanent rule. In September 2006, pursuant to those provisions, the Utility deferred costs for future recovery associated with the emergency amendment totaling $4.7 million and filed applications for the accounting authorizations provided for in the Rule. On October 31, 2006, pursuant to this Rule, the Utility filed for determination and subsequent recovery from customers of the deferred amount. On November 13, 2006, the MoPSC Staff recommended that the MoPSC grant the accounting authorizations requested by Laclede Gas and ultimately determine and permit recovery of any deferred costs consistent with the terms of the permanent rule.

On December 29, 2005, the MoPSC Staff proposed a disallowance of approximately $3.3 million related to the Company’s recovery of its purchased gas costs applicable to fiscal 2004. Following technical conferences, the Staff subsequently reduced its proposed disallowance to $2.4 million. Laclede Gas believes that the MoPSC Staff’s position lacks merit and continues to vigorously oppose the adjustment in proceedings before the MoPSC.

On March 31, 2006, the Utility made an Infrastructure System Replacement Surcharge (ISRS) filing with the MoPSC that was designed to increase revenues by approximately $2.0 million annually. Such filing was made pursuant to a Missouri law, enacted in 2003, that allows gas utilities to adjust their rates up to twice a year to recover certain facility-related expenditures that are made to comply with state and federal safety requirements or to relocate facilities in connection with public improvement projects. On May 19, 2006, the Staff filed its recommendation for a $1.82 million annual increase and on June 8, 2006 the MoPSC approved the Staff’s recommended increase for early implementation effective June 15, 2006. On November 3, 2006, the Utility made an ISRS filing with the Commission designed to increase revenues by an additional $1.9 million annually.

Laclede Gas began implementation of an automated meter reading (AMR) system in July 2005. Through the date of this report, the AMR system has been deployed to more than 600,000 customers. The implementation is expected to be substantially completed by early 2007. Certain regulatory issues have arisen in conjunction with this implementation. The Utility has approximately 40% of customers with meters inside their premises. On February 2, 2006, the MoPSC Staff filed a complaint against the Utility alleging that it failed to adequately obtain or use actual meter readings from certain customers and failed to adequately respond to unauthorized gas use. In addition to seeking authority to pursue penalties, the Staff seeks customer service accommodations for those customers with meters located inside their homes whose previous estimated bills, as a result of installing AMR, will require adjustment to reflect actual usage. On May 11, 2006, the Missouri Office of Public Counsel also filed a complaint alleging that Laclede Gas billed customers for prior underestimated usage for a longer period of time than permitted by Commission rules. Laclede Gas filed responses generally denying the MoPSC Staff’s and Office of Public Counsel’s allegations. On November 7, 2006, Laclede Gas, the Office of the Public Counsel, and other parties filed a Stipulation & Agreement that resolves certain issues raised in this case. The MoPSC staff neither supported nor opposed the Stipulation, which is currently under consideration by the Commission. The Utility’s labor union representing field service workers, United Steelworkers Local 11-6 (Union), has also raised a number of regulatory matters with the MoPSC alleging safety issues associated with the installation of AMR and changes in other work practices implemented by Laclede Gas. On
November 2, 2006, the MoPSC denied and dismissed one of these complaints. The Utility believes that the Union's remaining allegations are without merit.

Laclede Gas anticipates filing for a general rate increase with the MoPSC in early December 2006. By law, the Commission has 11 months from the date the case is filed to make a decision on the proposal.

At the federal level, Laclede Pipeline Company (Pipeline), a wholly-owned subsidiary of Laclede Group, filed a tariff with the Federal Energy Regulatory Commission (FERC) on March 1, 2006, requesting approval to transport liquefied petroleum gas (LPG) under the Interstate Commerce Act (ICA). Historically, Pipeline has supplied propane to Laclede Gas to supplement the Utility’s natural gas supplies during peak consumption periods. Prior to April 1, 2006, in various Utility rate proceedings over the years, the MoPSC approved Laclede Gas’ rates that were intended to include the recovery of Pipeline’s costs. Pipeline made the March 1 tariff filing due to changes in the types of transactions Pipeline conducts with third parties during those periods when Laclede Gas is not fully utilizing Pipeline’s capacity. The MoPSC filed a protest to Pipeline’s filing, to which Pipeline responded, and on March 31, 2006, the FERC accepted Pipeline’s tariff, effective April 1, 2006. On May 1, 2006, the MoPSC filed a request for rehearing of the FERC’s order approving Pipeline’s tariff, and on May 31, 2006, the FERC issued a “tolling order” in connection with the MoPSC’s request for rehearing which extends the 30-day statutory time period for the FERC to rule on the MoPSC’s request. Pipeline is providing liquid propane transportation service to Laclede Gas pursuant to the newly approved FERC tariff and a new contractual arrangement between Pipeline and Laclede Gas. In accordance with the terms of that agreement, subject to further proceedings before the FERC, Laclede Gas is obligated to pay Pipeline approximately $1.0 million annually, at current rates, commencing April 1, 2006. The agreement renews at the end of each contract year, unless terminated by either party upon provision of at least six months’ notice.

ACCOUNTING PRONOUNCEMENTS

Laclede Gas has evaluated or is in the process of evaluating the impact that recently issued accounting standards will have on the Utility’s financial position or results of operations upon adoption. For disclosures related to the adoption of new accounting standards, see the New Accounting Standards section of Note 1 to the Financial Statements.

INFLATION

The accompanying financial statements reflect the historical costs of events and transactions, regardless of the purchasing power of the dollar at the time. Due to the capital-intensive nature of the business of Laclede Gas, the most significant impact of inflation is on the depreciation of utility plant. Rate regulation, to which Laclede Gas is subject, allows recovery through its rates of only the historical cost of utility plant as depreciation. While no plans exist to undertake replacements of plant in service other than normal replacements and those under existing replacement programs, Laclede Gas believes that any higher costs experienced upon replacement of existing facilities would be recovered through the normal regulatory process.

CREDIT RATINGS

As of September 30, 2006, credit ratings for outstanding securities for Laclede Gas issues were as follows:

Type of Facility	S&P	Moody’s	Fitch
Laclede Gas First Mortgage Bonds	A	A3	A+
Laclede Gas Commercial Paper	A-1	P-2

The Utility has investment grade ratings and believes that it will have adequate access to the financial markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.

CASH FLOWS

Laclede Gas’ short-term borrowing requirements typically peak during colder months when it borrows money to cover the lag between when it purchases its natural gas and when its customers pay for that gas. Changes in the wholesale cost of natural gas, variations in the timing of collections of gas cost under the Utility’s PGA Clause, the seasonality of accounts receivable balances, and the utilization of storage gas inventories cause short-term cash requirements to vary during the year, and can cause significant variations in the Utility’s cash provided by or used in operating activities.

Net cash used in operating activities for the fiscal year ended 2006 was $71.7 million, compared with net cash provided by operating activities of $113.4 million and $83.0 million for fiscal years 2005 and 2004, respectively. The year-to-year variations are primarily attributable to timing of the Utility’s cash receipts and payments related to accounts payable, accounts receivable, deferred purchased gas cost, and the cost of natural gas storage inventories, all of which were impacted by year-to-year changes in the wholesale cost of natural gas.

Net cash used in investing activities for fiscal years 2006, 2005 and 2004 were $60.6 million, $55.2 million, and $50.1 million, respectively. Net cash used in investing activities primarily reflected capital expenditures in all periods.

Net cash provided by financing activities was $131.9 million for fiscal year 2006. Net cash used in financing activities was $57.8 million for fiscal 2005 and $33.5 million for fiscal 2004. Additional short-term debt was issued in fiscal 2006 primarily as a result of the reduction in cash provided by operating activities associated with the effect of changes in natural gas prices described previously. Effective October 1, 2005, the Utility recovers carrying costs associated with under-recoveries of gas costs and gas storage inventories.

LIQUIDITY AND CAPITAL RESOURCES

As indicated above, the Utility’s short-term borrowing requirements typically peak during the colder months. These short-term cash requirements have traditionally been met through the sale of commercial paper supported by lines of credit with banks. During the fiscal year 2006 heating season, Laclede Gas had lines of credit in place of up to $340 million. In December 2005, the Utility’s $285 million line of credit, which was set to expire in September 2009, was increased to $320 million and extended to December 2010. In January 2006, Laclede Gas replaced its $15 million in credit lines expiring in April 2006 with a $20 million line that expired April 2006. The Utility currently has lines of credit in place of $320 million. Laclede Gas had commercial paper aggregating to a maximum of $289.9 million at any one time during the fiscal year. Short-term commercial paper borrowings outstanding at September 30, 2006, were $207.3 million at a weighted average interest rate of 5.3% per annum. Based on short-term borrowings at September 30, 2006, a change in interest rates of 100 basis points would increase or decrease Laclede Gas’ pre-tax earnings and cash flows by approximately $2.1 million on an annual basis. Portions of such increases or decreases may be offset through the application of PGA carrying costs.

Laclede Gas’ lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation and amortization (EBITDA) to be at least 2.25 times interest expense. On September 30, 2006, total debt was 62% of total capitalization. For the fiscal year ended
September 30, 2006, EBITDA was 3.16 times interest expense.

Laclede Gas has on file a shelf registration on Form S-3. Of the $350 million of securities originally registered under this Form S-3, $65 million of debt securities remained registered and unissued as of September 30, 2006. On June 9, 2006, Laclede Gas sold $55 million principal amount of First Mortgage Bonds, 6.15% Series due June 1, 2036. The net proceeds of $54.4 million from this sale were used to reduce short-term debt (including that incurred to fund the redemption at maturity of $40 million of
8 5/8% Series First Mortgage Bonds on May 15, 2006) and for general corporate purposes. The MoPSC authorization for issuing securities registered on this Form S-3 expired October 31, 2006. At October 31, 2006, the MoPSC authorization was $3.7 million, having been reduced by previous bond issuances as well as capital contributions made by Laclede Group to Laclede Gas under this authority. The amount, timing and type of additional financing to be issued will depend on cash requirements and market conditions as well as future MoPSC authorizations and additional S-3 filings.

At September 30, 2006, Laclede Gas had fixed-rate long-term debt totaling $350 million. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

Utility capital expenditures were $57.9 million in fiscal year 2006, compared with $54.6 million and $49.1 million for the fiscal years 2005 and 2004, respectively. Utility capital expenditures are expected to be approximately $57 million in fiscal year 2007.

Capitalization at September 30, 2006, excluding current obligations of preferred stock, consisted of 49.3% common stock equity, 0.1% preferred stock and 50.6% long-term debt.

Laclede Gas’ ratio of earnings to fixed charges was 2.2 for fiscal year 2006, 2.6 for fiscal year 2005, and 2.9 for fiscal year 2004.

It is management’s view that Laclede Gas has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

CONTRACTUAL OBLIGATIONS

As of September 30, 2006, Laclede Gas had contractual obligations with payments due as summarized below (in millions):

		Payments due by period
		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 year	Years	Years	5 years
Long-Term Debt (a)	$774.7	$22.5	$80.5	$63.2	$608.5
Capital Leases	—	—	—	—	—
Operating Leases (b)	11.3	4.0	5.8	1.5	—
Purchase Obligations – Natural Gas (c)	252.6	186.3	45.5	16.0	4.8
Purchase Obligations – Other (d)	123.7	7.6	17.7	15.9	82.5
Other Long-Term Liabilities	—	—	—	—	—
Total (e)	$1,162.3	$220.4	$149.5	$96.6	$695.8

(a)	Long-term debt obligations reflect principal maturities and interest payments.
(b)

Operating lease obligations are primarily for office space, vehicles, and power operated equipment. Additional payments will be incurred if renewal options are exercised under the provisions of certain agreements.

(c)

These purchase obligations represent the minimum payments required under existing natural gas transportation and storage contracts and natural gas supply agreements. These amounts reflect fixed obligations as well as obligations to purchase natural gas at future market prices, calculated using September 30, 2006 New York Mercantile Exchange (NYMEX) future prices. Laclede Gas recovers the costs related to its purchases, transportation, and storage of natural gas through the operating of its Purchased Gas Adjustment Clause, subject to prudence review; however, variations in the timing of collections of gas costs from customers affect short-term cash requirements. Additional contractual commitments are generally entered into prior to or during the heating season.

(d)	These purchase obligations reflect miscellaneous agreements for the purchase of materials and the procurement of services necessary for normal operations.
(e)

Commitments related to pension and postretirement benefit plans have been excluded from the table above. Laclede Gas expects to make contributions to its qualified, trusteed pension plans totaling $0.8 million in fiscal year 2007. Laclede Gas anticipates a $0.3 million contribution relative to its non-qualified pension plans during fiscal year 2007. With regard to the postretirement benefits, the Utility anticipates it will contribute $7.3 million to the qualified trusts and $0.3 million directly to participants from Laclede Gas’ funds during fiscal year 2007. For further discussion on the Utility’s pension and postretirement benefit plans, refer to Note 2, Pensions and Other Postretirement Benefits.

MARKET RISK

Laclede Gas adopted a risk management policy that provides for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility’s use of natural gas financial instruments are allowed to be passed on to the Utility’s customers through the operation of its Purchased Gas Adjustment Clause, through which the MoPSC allows the Utility to recover gas supply costs. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these financial instruments. At September 30, 2006, the Utility held approximately 17.1 million MMBtu of futures contracts at an average price of $8.85 per MMBtu. Additionally, approximately 10.8 million MMBtu of other price risk mitigation was in place through the use of option-based strategies. These positions have various expiration dates, the longest of which extends through March 2008.

ENVIRONMENTAL MATTERS

Laclede Gas owns and operates natural gas distribution, transmission and storage facilities, the operations of which are subject to various environmental laws, regulations and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected the Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs. For a description of environmental matters, see Note 11 to the Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

Laclede Gas has no off-balance sheet arrangements.

Management Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Laclede Gas’ internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Laclede Gas’ management, including our Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of Laclede Gas’ internal control over financial reporting as of September 30, 2006. In making this assessment, management used the criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management concluded that Laclede Gas’ internal control over financial reporting was effective as of September 30, 2006. Management’s assessment of the effectiveness of Laclede Gas’ internal control over financial reporting as of September 30, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

Laclede Gas Company:

We have audited management’s assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that Laclede Gas Company (a wholly owned subsidiary of The Laclede Group, Inc.)(the “Company”) maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements and financial statement schedules as of and for the year ended September 30, 2006 of the Company and our report dated November 28, 2006 expressed an unqualified opinion on those financial statements and financial statement schedule.

DELOITTE & TOUCHE LLP

St. Louis, Missouri

November 28, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

Laclede Gas Company:

We have audited the accompanying balance sheets and statements of capitalization of Laclede Gas Company (a wholly owned subsidiary of The Laclede Group, Inc.) (the “Company”) as of September 30, 2006 and 2005, and the related statements of income, common shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2006. Our audits also included the financial statement schedule listed in the Index at Part IV, Item 15(a) 2. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Laclede Gas Company as of September 30, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of September 30, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 28, 2006, expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

DELOITTE & TOUCHE LLP

St. Louis, Missouri

November 28, 2006

LACLEDE GAS COMPANY

STATEMENTS OF INCOME

(Thousands)

Years Ended September 30	2006	2005	2004

Operating Revenues:
Utility	$1,141,011	$978,195	$868,905
Other	2,305	2,288	2,577
Total Operating Revenues	1,143,316	980,483	871,482

Operating Expenses:
Utility
Natural and propane gas	821,721	676,931	575,691
Other operation expenses	128,180	125,364	121,596
Maintenance	21,198	19,226	18,705
Depreciation and amortization	30,904	23,036	22,385
Taxes, other than income taxes	71,038	62,859	60,077
Total utility operating expenses	1,073,041	907,416	798,454
Other	2,316	2,318	2,456
Total Operating Expenses	1,075,357	909,734	800,910
Operating Income	67,959	70,749	70,572
Other Income and (Income Deductions) - Net	4,118	1,343	3,384
Interest Charges:
Interest on long-term debt	22,329	22,835	22,010
Other interest charges	10,236	4,076	3,192
Total Interest Charges	32,565	26,911	25,202
Income Before Income Taxes	39,512	45,181	48,754
Income Tax Expense	10,632	14,550	16,555
Net Income	28,880	30,631	32,199
Dividends on Redeemable Preferred Stock	48	55	62
Earnings Applicable to Common Stock	$28,832	$30,576	$32,137

See the accompanying notes to financial statements.

LACLEDE GAS COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

(Thousands)

Years Ended September 30	2006	2005	2004

Net Income	$28,880	$30,631	$32,199

Other Comprehensive Income (Loss) Before Tax:
Minimum pension liability adjustment	479	(1,232)	344
Income tax expense (benefit) related to items of other
comprehensive income (loss)	186	(476)	133
Other Comprehensive Income (Loss), Net of Tax	293	(756)	211

Comprehensive Income	$29,173	$29,875	$32,410

See the accompanying notes to financial statements.

LACLEDE GAS COMPANY

BALANCE SHEETS

(Thousands)

September 30	2006	2005

Assets
Utility Plant	$1,149,104	$1,105,733
Less – Accumulated depreciation and amortization	385,277	377,252
Net Utility Plant	763,827	728,481
Other Property and Investments	35,066	30,858

Current Assets:
Cash and cash equivalents	2,314	2,703
Accounts receivable:
Gas customers – billed and unbilled	91,519	77,268
Associated companies	10,849	258
Other	8,652	7,287
Allowances for doubtful accounts	(12,798)	(11,442)
Inventories:
Natural gas stored underground at LIFO cost	137,417	159,579
Propane gas at FIFO cost	19,385	19,980
Materials, supplies and merchandise at average cost	5,848	4,859
Derivative instrument assets	16,076	16,090
Unamortized purchased gas adjustments	44,381	31,261
Prepayments and other	7,416	6,240
Total Current Assets	331,059	314,083

Deferred Charges:
Prepaid pension cost	65,794	82,557
Regulatory assets	185,644	115,950
Other	3,750	3,586
Total Deferred Charges	255,188	202,093

Total Assets	$1,385,140	$1,275,515

LACLEDE GAS COMPANY

BALANCE SHEETS (continued)

(Thousands)

September 30	2006	2005
Capitalization and Liabilities
Capitalization:
Common stock equity	$339,500	$335,278
Redeemable preferred stock (less current sinking fund requirements)	787	948
Long-term debt (less current portion)	349,041	294,033
Total Capitalization	689,328	630,259

Current Liabilities:
Notes payable	207,300	63,600
Accounts payable	55,765	73,998
Accounts payable - associated companies	—	2,340
Advance customer billings	31,443	30,688
Current portion of long-term debt and preferred stock	159	40,061
Wages and compensation accrued	11,151	10,920
Dividends payable	7,662	7,371
Customer deposits	16,833	13,229
Interest accrued	10,166	9,919
Taxes accrued	15,545	24,990
Deferred income taxes current	7,049	1,822
Other	4,596	4,505
Total Current Liabilities	367,669	283,443

Deferred Credits and Other Liabilities:
Deferred income taxes	221,523	188,592
Unamortized investment tax credits	4,437	4,678
Pension and postretirement benefit costs	20,302	24,529
Asset retirement obligations	25,988	—
Regulatory liabilities	33,182	123,534
Other	22,711	20,480
Total Deferred Credits and Other Liabilities	328,143	361,813
Commitments and Contingencies (Note 11)
Total Capitalization and Liabilities	$1,385,140	$1,275,515

See the accompanying notes to financial statements.

LACLEDE GAS COMPANY

STATEMENTS OF CAPITALIZATION

(Thousands, Except Per Share Amounts)

September 30	2006	2005

Common Stock Equity:
Common stock, par value $1 per share and Paid-in Capital:
Authorized – 2006 and 2005, 50,000,000 shares
Issued – 2006, 10,197, 2005, 10,089 shares	$145,527	$140,381
Retained earnings	194,807	196,024
Accumulated other comprehensive loss - minimum pension liability	(834)	(1,127)
Total Common Stock Equity	339,500	335,278

Redeemable Preferred Stock – Laclede Gas, par value
$25 per share (1,480,000 shares authorized)
Issued and outstanding:
5% Series B – 2006, 31,951 shares, and 2005, 34,452 shares	640	800
4.56% Series C – 2006, 5,894 shares and 2005, 5,906 shares	147	148
Total Redeemable Preferred Stock	787	948

Long-Term Debt:
First mortgage bonds:
7-1/2% Series, due November 1, 2007	40,000	40,000
6-1/2% Series, due November 15, 2010	25,000	25,000
6-1/2% Series, due October 15, 2012	25,000	25,000
5-1/2% Series, due May 1, 2019	50,000	50,000
7% Series, due June 1, 2029	25,000	25,000
7.90% Series, due September 15, 2030	30,000	30,000
6% Series, due May 1, 2034	100,000	100,000
6.15% Series, due June 1, 2036	55,000	—
Total	350,000	295,000
Unamortized discount, net of premium, on long-term debt	(959)	(967)
Total Long-Term Debt	349,041	294,033
Total	$689,328	$630,259

Long-term debt and preferred stock dollar amounts are exclusive of current portion.

See the accompanying notes to financial statements.

LACLEDE GAS COMPANY

STATEMENTS OF COMMON SHAREHOLDERS’ EQUITY

	Common Stock Issued		Paid-in	Retained	Accum. Other Comp.
(Thousands, Except for Shares )	Shares	Amount	Capital	Earnings	Income	Total

BALANCE SEPTEMBER 30, 2003	10,000	$10	$82,579	$189,497	$(582)	$271,504
Net income	—	—	—	32,199	—	32,199
Dividends declared:
Common stock	—	—	—	(27,183)	—	(27,183)
Preferred stock	—	—	—	(62)	—	(62)
Other comprehensive income (loss)	—	—	—	—	211	211
Issuance of common stock to and paid-in capital contributions from Laclede Group	—	—	53,463	—	—	53,463
BALANCE SEPTEMBER 30, 2004	10,000	$10	$136,042	$194,451	$(371)	$330,132
Net income	—	—	—	30,631	—	30,631
Dividends declared:
Common stock	—	—	—	(29,003)	—	(29,003)
Preferred stock	—	—	—	(55)	—	(55)
Tax benefit – stock compensation	—	—	227	—	—	227
Other comprehensive income (loss)	—	—	—	—	(756)	(756)
Issuance of common stock to and paid-in
capital contributions from Laclede Group	89	—	4,102	—	—	4,102
BALANCE SEPTEMBER 30, 2005	10,089	$10	$140,371	$196,024	$(1,127)	$335,278
Net income	—	—	—	28,880	—	28,880
Dividends declared:
Common stock	—	—	—	(30,049)	—	(30,049)
Preferred stock	—	—	—	(48)	—	(48)
Stock-based compensation costs	—	—	1,351	—	—	1,351
Tax benefit – stock compensation	—	—	73	—	—	73
Other comprehensive income (loss)	—	—	—	—	293	293
Issuance of common stock to and paid-in capital contributions from Laclede Group	108	—	3,722	—	—	3,722
BALANCE SEPTEMBER 30, 2006	10,197	$10	$145,517	$194,807	$(834)	$339,500

See the accompanying notes to financial statements.

LACLEDE GAS COMPANY

STATEMENTS OF CASH FLOWS

(Thousands)
Years Ended September 30	2006	2005	2004

Operating Activities:
Net Income	$28,880	$30,631	$32,199
Adjustments to reconcile net income to net cash (used in)
provided by operating activities:
Depreciation and amortization	30,904	23,036	22,323
Deferred income taxes and investment tax credits	24,809	1,220	15,311
Other – net	1,491	500	409
Changes in assets and liabilities:
Accounts receivable – net	(24,851)	4,408	3,752
Unamortized purchased gas adjustments	(13,120)	(11,643)	(25,483)
Deferred purchased gas costs	(114,686)	44,575	41,022
Accounts payable	(20,573)	30,999	(6,902)
Advance customer billings – net	755	7,068	8,259
Taxes accrued	(9,445)	7,321	1,382
Natural gas stored underground	22,162	(27,854)	(14,543)
Other assets and liabilities	1,939	3,155	5,270
Net cash (used in) provided by operating activities	(71,735)	113,416	82,999

Investing Activities:
Capital expenditures	(57,925)	(54,621)	(49,130)
Other investments	(2,671)	(614)	(953)
Net cash used in investing activities	(60,596)	(55,235)	(50,083)

Financing Activities:
Issuance of first mortgage bonds	55,000	—	150,000
Maturity/redemption of first mortgage bonds	(40,000)	(25,000)	(50,000)
Issuance (repayment) of short-term debt - net	143,700	(7,780)	(158,360)
Dividends paid	(29,811)	(28,896)	(26,494)
Issuance of common stock to and paid-in capital contributions
from Laclede Group	3,722	4,102	53,463
Preferred stock reacquired	(63)	(244)	(5)
Other	(606)	—	(2,087)
Net cash provided by (used in) financing activities	131,942	(57,818)	(33,483)

Net (Decrease) Increase in Cash and Cash Equivalents	(389)	363	(567)
Cash and Cash Equivalents at Beginning of Year	2,703	2,340	2,907
Cash and Cash Equivalents at End of Year	$2,314	$2,703	$2,340

Supplemental Disclosure of Cash Paid During the Year for:
Interest	$32,298	$26,848	$20,860
Income taxes	6,987	3,184	2,003

See the accompanying notes to financial statements.

LACLEDE GAS COMPANY

NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION - The financial statements include the accounts of Laclede Gas Company (Laclede Gas or the Utility).

In compliance with generally accepted accounting principles, transactions between Laclede Gas and its affiliates as well as intercompany balances on Laclede Gas’ balance sheet have not been eliminated from the Laclede Gas financial statements.

Laclede Gas provides administrative and general support to affiliates. All such costs, which are not material, are billed to the appropriate affiliates and are reflected in accounts receivable on Laclede Gas’ Balance Sheet. Laclede Gas may also, on occasion, borrow funds from, or lend funds to, affiliated companies as well as charge or reimburse certain tax obligations. At September 30, 2006, the Laclede Gas Balance Sheet reflected a total of $10.8 million of intercompany receivables and no intercompany payables. At September 30, 2005, the Laclede Gas Balance Sheet reflected a total of $0.3 million of intercompany receivables and $2.3 million of intercompany payables.

NATURE OF OPERATIONS - Laclede Gas is a public utility engaged in the retail distribution of natural gas. Laclede Gas serves an area in eastern Missouri, with a population of approximately 2.1 million, including St. Louis city and ten other counties in eastern Missouri. As an adjunct to its gas distribution business, Laclede Gas operates underground natural gas storage fields.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SYSTEM OF ACCOUNTS - The accounts of Laclede Gas are maintained in accordance with the uniform system of accounts prescribed by the Missouri Public Service Commission (MoPSC or Commission), which system substantially conforms to that prescribed by the Federal Energy Regulatory Commission.

UTILITY PLANT, DEPRECIATION AND AMORTIZATION - Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and materials, allocable overheads, and an allowance for funds used during construction. The costs of units of property retired, replaced, or renewed are removed from utility plant and are charged to accumulated depreciation. Maintenance and repairs of property and replacement and renewal of items determined to be less than units of property are charged to maintenance expenses.

Utility plant is depreciated on a straight-line basis at rates based on estimated service lives of the various classes of property. Annual depreciation and amortization in 2006, 2005 and 2004 averaged approximately 3.0%, 2.5% and 2.6%, respectively, of the original cost of depreciable and amortizable property.

Effective December 1, 2001, the MoPSC ordered the cost of removing retired utility plant to be recovered as an expense when incurred rather than being included in depreciation rates. Prior to December 1, 2001, the Utility’s removal costs, net of salvage, were charged to accumulated depreciation. As ordered by the MoPSC, Laclede Gas instituted lower depreciation rates effective December 1, 2001 and began expensing all removal costs, net of salvage, as incurred. These costs were included in the Other Operation Expenses line on the income statement. Effective July 1, 2002, the MoPSC ordered the negative amortization on a straight-line basis of a portion of the Utility’s depreciation reserve, amounting to $3.4 million annually, until implementation of rates in the Utility’s next rate proceeding during which the parties agreed to review the depreciation issue in light of implementation of SFAS No. 143, “Accounting for Asset Retirement Obligations.” Minor changes in depreciation rates were implemented January 1, 2003, as authorized by the MoPSC. In January 2005, the Commission issued an Order in the Utility’s 1999 rate case relative to the calculation of its depreciation rates with regard to cost of removal. In accordance with the provisions of the Order, Laclede Gas increased certain of its depreciation rates effective February 1, 2005, resulting in higher annual depreciation expense totaling $2.3 million. That same Order also required that operating expenses related to actual removal costs, which the Utility began expensing as incurred in fiscal year 2002, be reduced by $2.3 million annually. As such, the Order had no effect on income or the recovery of depreciation expenses between February 2005 and the subsequent settlement of the Utility’s 2005 rate proceeding that fully implemented Laclede Gas’ depreciation method that was confirmed by the Commission in January 2005.

Pursuant to the terms of the 2005 rate case settlement, higher depreciation rates became effective January 1, 2006, reflecting, in part, an accrual for future removal costs, including costs related to interim retirements. Concurrent with implementation of new depreciation rates on January 1, 2006, Laclede Gas ceased expensing all removal costs, net of salvage, as incurred and discontinued an annual $3.4 million negative amortization of a portion of the Utility’s depreciation reserve, as previously ordered by the MoPSC in the Utility’s 2001 rate case. Prior to December 1, 2001, the Utility’s removal costs, net of salvage, were charged to accumulated depreciation. As reported in its fiscal 2005 Form 10-K, Laclede Gas was conducting a study in light of the recent conclusions of certain regulatory proceedings, the purpose of which was to quantify the amount of accrued asset removal costs previously recovered through rates in excess of actual costs incurred. The amount quantified was approximately $48.3 million at January 1, 2006. During the quarter ended March 31, 2006, the study was completed and the Utility reclassified that amount on its Balance Sheets from “Accumulated depreciation and amortization” to “Regulatory liabilities” pursuant to Statement of Financial Accounting Standards (SFAS) No. 71. This reclassification reflects the Utility’s best estimate utilizing historical rates accrued for estimated removal costs embedded in the Utility’s depreciation rates. In conjunction with the implementation of new depreciation rates and consistent with the reclassification of this amount, the Utility began accruing asset removal costs through depreciation expense, with a corresponding credit to “Regulatory liabilities.” When Laclede Gas retires depreciable utility plant and equipment, it charges the associated original costs to “Accumulated depreciation and amortization,” and any related removal costs incurred are charged to “Regulatory liabilities.” The regulatory liability recorded at September 2006 was $51.6 million (prior to adoption of FIN 47) and the amounts reclassified at September 30, 2005 and September 30, 2004 were $49.0 million and $52.3 million, respectively. In the rate setting process, the regulatory liability will be deducted from the rate base upon which the Utility has the opportunity to earn its allowed rate of return.

ASSET RETIREMENT OBLIGATIONS - On September 30, 2006, Laclede Group implemented FIN 47 “Accounting for Conditional Asset Retirement Obligations.” FIN 47 was issued to clarify that the term conditional asset obligation used in SFAS No. 143, “Accounting for Asset Retirement Obligations” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be in the control of the entity. FIN 47 requires an entity to record a liability and a corresponding asset representing the present value of the conditional asset retirement obligation associated with the retirement of a tangible, long-lived asset on the date the obligation is incurred. Upon adoption, Laclede Group recorded asset retirement obligations associated with certain safety requirements to purge and seal gas distribution mains upon retirement, the plugging and abandonment of storage wells and other storage facilities, specific service line obligations, and certain removal and disposal obligations related to components of Laclede Gas’ distribution system and general plant. The fair values of the asset retirement obligations were calculated using various assumptions related to the timing, method of settlement, inflation, and profit margins that third parties would demand to settle the future obligations

Upon adoption, the Utility recorded Asset Retirement Obligations of $26.0 million and increased the carrying value of the related assets by $3.3 million (reflecting an increase in gross plant of $6.8 million reduced by accumulated depreciation totaling $3.5). The remaining $22.7 million represents cumulative depreciation and accretion expenses associated with the assets and liabilities from the dates that the various obligations would have been recorded had this Interpretation been in effect at the time the obligations were incurred. For the Utility, the cumulative effect of depreciation and accretion expenses represents timing differences in the recognition of asset retirement obligation expenses for financial reporting purposes and their recovery in rates. Accordingly, consistent with SFAS No. 71, the cumulative effect of adopting FIN 47 was deferred with a debit to Regulatory Liabilities, reducing the regulatory liability associated with accrued asset removal costs previously recovered in rates in excess of actual removal costs (as discussed previously) to $28.9 million at September 30, 2006. Had FIN 47 been applied to earlier periods presented in this report, the asset retirement obligations as of September 30, 2005 and 2004 would have been $24.4 million and $22.9 million, respectively. Pursuant to the provisions of FIN 47, these amounts have not been recorded on the Consolidated Balance Sheets. As authorized by the MoPSC, Laclede Gas continues to accrue future removal costs through depreciation rates for removal obligations, even if a legal obligation does not exist.

REGULATED OPERATIONS - Laclede Gas accounts for its regulated operations in accordance with SFAS No. 71. This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities).

The following regulatory assets and regulatory liabilities were reflected in the Balance Sheets as of September 30:

(Thousands)	2006	2005

Regulatory Assets:
Future income taxes due from customers	$79,061	$66,271
Pension and postretirement benefit costs	46,319	36,116
Unamortized purchased gas adjustments	44,381	31,261
Purchased gas costs	42,838	—
Compensated absences	6,944	6,893
Cold weather rule	4,700	—
Other	5,782	6,670
Total Regulatory Assets	$230,025	$147,211
Regulatory Liabilities:
Unamortized investment tax credits	$4,437	$4,678
Accrued cost of removal	28,928	49,028
Purchased gas costs	—	71,848
Other	4,254	2,658
Total Regulatory Liabilities	$37,619	$128,212

As authorized by the MoPSC, Laclede Gas discontinued deferring certain costs for future recovery, as expenses associated with those specific areas were included in approved rates effective December 27, 1999. Previously deferred costs of $10.5 million are being recovered and amortized on a straight-line basis over a fifteen-year period, without return on investment. Approximately $4.7 million has been amortized from December 27, 1999 through September 30, 2006. Previously deferred costs of $2.1 million are being recovered and amortized on a straight-line basis over a ten-year period, without return on investment. Approximately $1.4 million has been amortized from December 27, 1999 through September 30, 2006. The Commission also authorized previously deferred costs of $2.8 million, $0.3 million, and $0.7 million to be recovered and amortized on a straight-line basis over a ten-year period, without return on investment, effective December 1, 2001, November 9, 2002, and
October 1, 2005, respectively. Approximately $1.3 million, $0.1 million, and $0.1 million has been amortized, respectively, through September 30, 2006.

NATURAL GAS STORED UNDERGROUND - Inventory of Utility natural gas in storage is priced on a last-in, first-out (LIFO) basis. The replacement cost of natural gas stored underground for current use at September 30, 2006 exceeded the LIFO cost by $39.3 million and at September 30, 2005 exceeded the LIFO cost by $103.0 million. The inventory carrying value is not adjusted to the lower of cost or market prices because, pursuant to the Laclede Gas Purchased Gas Adjustment (PGA) Clause, actual gas costs are recovered in customer rates.

REVENUE RECOGNITION - Laclede Gas reads meters and bills its customers on a monthly cycle billing basis. The Utility records its regulated gas distribution revenues from gas sales and transportation service on an accrual basis that includes estimated amounts for gas delivered, but not yet billed. The accruals for unbilled revenues are reversed in the subsequent accounting period when meters are actually read and customers are billed. The amount of accrued unbilled revenue at
September 30, 2006 and 2005, for the Utility, was $13.8 million and $11.4 million, respectively. After accrual of related gas cost expense, the accrued pre-tax net revenues at September 30, 2006 and 2005 were $4.7 million and $4.8 million, respectively.

PURCHASED GAS ADJUSTMENTS AND DEFERRED ACCOUNT – The PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies. To better match customer billings with market natural gas prices, the Utility is allowed to file to modify, on a periodic basis, the level of gas costs in its PGA. The MoPSC clarified that costs, cost reductions, and carrying costs associated with the Utility’s use of natural gas financial instruments are gas costs recoverable through the PGA mechanism. As part of the settlement of the Utility’s 2005 rate case, the following modifications were made to Laclede Gas’ Purchased Gas Adjustment (PGA) Clause:

•

Previously, the Utility’s tariffs allowed for scheduled gas cost adjustments in the months of November, January, March and June. Effective October 1, 2005, the tariffs allow the Utility flexibility to make up to three discretionary PGA changes during each year, in addition to its mandatory November PGA change, so long as such changes are separated by at least two months.

•

Effective October 1, 2005, the Utility was authorized to implement the recovery of gas inventory carrying costs through its PGA rates to recover costs it incurs to finance its investment in gas supplies that are purchased during the injection season for sale during the heating season. The MoPSC also approved the application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments. Previously, carrying costs were applicable only to certain gas cost components exceeding a predetermined threshold.

•

In its 2002 rate case, the MoPSC approved a plan applicable to the Utility’s gas supply commodity costs under which it could retain up to 10% of cost savings associated with the acquisition of natural gas below an established benchmark level of gas cost. This gas supply cost management program requires that if Laclede Gas’ retention of cost savings reaches $5 million, the Utility will retain 1% of any remaining cost savings. The settlement of the Utility’s 2005 rate case continued the plan, with certain modifications. Laclede Gas did not record any income under the plan during the past three years. Income recorded under the plan, if any, is included in the Regulated Gas Distribution Operating Revenues on the Statements of Consolidated Income.

Pursuant to the provisions of the PGA Clause, the difference between actual costs incurred and costs recovered through the application of the PGA (including costs and cost reductions associated with the use of financial instruments and gas inventory carrying costs), amounts due to or from customers related to operation of the gas supply cost management program, and carrying costs on such over-or under-recoveries are reflected as a deferred charge or credit until fiscal year end. At that time, the balance is classified as a current asset or liability and recovered from or credited to customers over an annual period commencing in November. The balance in the current account is amortized as amounts are reflected in customer billings.

OFF-SYSTEM SALES - In conjunction with the settlement of the 2005 rate case, effective October 1, 2005, the Utility retains all pre-tax income from off-system sales and capacity release revenues up to $12 million annually. Pre-tax amounts in excess of $12 million, if any, are shared with customers, with the Utility retaining 50% of amounts exceeding that threshold.

INCOME TAXES - Laclede Gas has elected, for tax purposes only, various accelerated depreciation provisions of the Internal Revenue Code. In addition, certain other costs are expensed currently for tax purposes while being deferred for book purposes. The provision for current income taxes reflects the tax treatment of these items. Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts.

Laclede Gas’ investment tax credits utilized prior to 1986 have been deferred and are being amortized in accordance with regulatory treatment over the useful life of the related property.

CASH AND CASH EQUIVALENTS - All highly liquid debt instruments purchased are considered to be cash equivalents. Such instruments are carried at cost, which approximates market value.

GROSS RECEIPTS AND SALES TAXES - Gross receipts taxes associated with Laclede Gas’ natural gas utility service are imposed on the Utility and billed to its customers. These amounts are recorded gross in the Statements of Income. Amounts recorded in Utility Operating Revenues were $53.0 million, $44.2 million, and $40.6 million for fiscal years 2006, 2005, and 2004, respectively. Gross receipts taxes are expensed by the Utility and included in the Taxes Other Than Income line.

Sales taxes imposed on applicable Utility sales are billed to customers. These amounts are not recorded in the Statements of Income, but are recorded as tax collections payable and included in Other Current Liabilities in the Balance Sheets.

ALLOWANCES FOR DOUBTFUL ACCOUNTS - Estimates of the collectibility of trade accounts receivables are based on historical trends, age of receivables, economic conditions, credit risk of specific customers and other factors. The Utility’s provision for uncollectible accounts is dependent on the regulatory treatment provided for such costs. Beginning in fiscal 2006, the Utility is allowed to defer for future recovery uncollectible expenses associated with amendments to the Cold Weather Rule, as approved by the MoPSC.

NEW ACCOUNTING STANDARDS - In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs.” This Statement amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The provisions of this Statement are effective for inventory costs incurred during the Utility’s fiscal year 2006. Adoption of this Statement had no effect on the financial position or results of operations of the Utility.

In March 2005, the FASB issued Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies how to account for uncertainties concerning the timing and method of settlement of an asset retirement obligation, as defined in SFAS No. 143, “Accounting for Asset Retirement Obligations.” This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 specifies that if there is a legal obligation to perform a conditional asset retirement activity, an entity is required to recognize a liability for the fair value of the obligation if it can be reasonably estimated. Pursuant to the provisions of FIN 47, Laclede Gas has sufficient information to reasonably estimate certain of its legal obligations to perform conditional asset retirement obligations. Laclede Gas implemented FIN 47 in September 2006. For obligations of the Utility, adoption of FIN 47 resulted primarily in timing differences between the recognition of asset retirement obligation expenses for financial reporting purposes and their recovery in rates, and such differences have been deferred in accordance with SFAS No. 71. As a result of adopting FIN 47, the Utility recorded Asset Retirement Obligations of $26.0 million, increased the carrying value of related assets by $3.3 million (reflecting an increase in gross plant of $6.8 million reduced by accumulated depreciation totaling $3.5 million) and reduced Regulatory Liabilities by $22.7 million. For further information on the adoption of FIN 47, see Asset Retirement Obligations on page 25.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” This Statement replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 sets forth new guidelines on accounting for voluntary changes in accounting principle and requires certain disclosures. It also applies to the unusual situation in which an accounting pronouncement is issued but does not include specific transition guidelines. This Statement requires such accounting principle changes to be applied retrospectively to all prior periods presented and an adjustment to the balance of assets or liabilities affected along with an offsetting adjustment to retained earnings for the cumulative effect on periods prior to those presented. This Statement carries forward without change the guidance in APB Opinion No. 20 for reporting the correction of an error and a change in accounting estimate. SFAS No. 154 will be effective for the Utility beginning with fiscal year 2007.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” This Statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” a replacement of SFAS No. 125. SFAS No. 155 permits the fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It also establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 will be effective for the Utility beginning with fiscal year 2007. The Utility does not expect adoption of this Statement to have a material effect on its financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will be effective for the Utility as of the beginning of fiscal year 2008. The Utility is currently evaluating the provisions of this Interpretation.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement applies to fair value measurements required under other accounting guidance that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. The guidance in this Statement does not apply to the Company’s stock-based compensation plans accounted for in accordance with SFAS No. 123(R), “Share-Based Payment.” This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Laclede Gas is currently evaluating the provisions of this Statement.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension Plans and Other Postretirement Plans.” This Statement amends FASB Statements No. 87, “Employers’ Accounting for Pensions,” No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions, and No. 132 (revised 2003), “Employers’ Disclosure About Pensions and Other Postretirement Benefits.” Statement No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position. Prior accounting standards allowed an employer to delay recognition of certain economic events that affected the costs of providing postretirement benefits and to disclose the overfunded or underfunded status of a plan in the notes to the financial statements. This Statement eliminates the delayed recognition of actuarial gains and losses and the prior service costs and credits that arise during the period and requires employers to recognize these items as components of other comprehensive income, net of tax. Laclede Gas will be required to initially recognize the funded status of its defined benefit postretirement plans and provide the disclosures required by this Statement as of the end of the fiscal year 2007. The Statement also requires that plan assets and benefit obligations be measured as of the date of the employer’s fiscal year-end statement of financial position effective for fiscal years ending after December 15, 2008. Laclede Gas is currently evaluating the provisions of this Statement.

In September 2006, the Securities and Exchange Commission (SEC) staff issued Staff Accounting Bulletin No. 108, “Financial Statements-Concerning the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of assessing materiality. SAB 108 establishes a dual approach that requires quantification of the financial statement errors based on the effects of the error on the Utility’s financial statements and the related financial statement disclosures. SAB 108 will be effective in fiscal year 2007. Laclede Gas is currently evaluating the impact of this guidance on its financial statements.

2.	PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Pension Plans

Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees over the age of twenty-one. Benefits are based on years of service and the employee’s compensation during the highest three years of the last ten years of employment. Plan assets consist primarily of corporate and U.S. government obligations and pooled equity funds.

Pension costs in 2006, 2005 and 2004 amounted to $5.4, $4.5, and $4.5 million, respectively. These costs include amounts capitalized with construction activities.

The net periodic pension costs include the following components:

(Thousands)	2006	2005	2004

Service cost – benefits earned during the period	$14,761	$11,196	$11,107
Interest cost on projected benefit obligation	16,704	15,977	16,231
Expected return on plan assets	(20,782)	(21,164)	(22,499)
Amortization of prior service cost	1,175	1,234	1,324
Amortization of actuarial loss	6,912	2,921	3,803
Sub-Total	$18,770	$10,164	$9,966
Loss on lump-sum settlement	—	—	8,109
Regulatory adjustment	(13,417)	(5,635)	(13,583)

Net pension cost	$5,353	$4,529	$4,492

Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be satisfied by lump sum cash payments. Pursuant to MoPSC Order, lump-sum payments are recognized as settlements (which can result in gains or losses) only if the total of such payments exceeds 100% of the sum of service and interest costs. No lump-sum payments were recognized as settlements in fiscal years 2006 and 2005. Lump-sum payments recognized as settlements totaled $32.7 million in fiscal year 2004.

Changes in the minimum pension liability resulted in charges/(credits) to Other Comprehensive Income of $(3.6) million in fiscal year 2006, $4.3 million in fiscal year 2005, and $(0.7) million in fiscal year 2004.

Pursuant to the MoPSC’s Order in Laclede Gas’ 2002 rate case, the return on plan assets is based on market-related value of plan assets implemented prospectively over a four-year period. Unrecognized gains or losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 rate case, the Commission ordered that the recovery in rates for the Utility’s qualified pension plans is based on the Employee Retirement Income Security Act (ERISA) minimum contribution of zero effective October 1, 2002, and on the ERISA minimum contribution of zero plus $3.4 million annually effective July 1, 2003. In the Company’s 2005 rate case, the Commission ordered that effective October 1, 2005, recovery in rates is based on an allowance of $4.1 million. The difference between these amounts on a pro-rata basis and pension expense as calculated pursuant to the above and included in the Statements of Consolidated Income and Consolidated Comprehensive Income is deferred as a regulatory asset or liability.

The following table sets forth the reconciliation of the beginning and ending balances of the pension benefit obligation recognized in the Balance Sheets at September 30:

(Thousands)	2006	2005

Benefit obligation at beginning of year	$327,202	$252,583
Service cost	14,761	11,196
Interest cost	16,704	15,977
Actuarial (gain) loss	(48,453)	70,732
Gross benefits paid	(28,154)	(23,286)

Benefit obligation at end of year	$282,060	$327,202

Accumulated benefit obligation at end of year	$223,327	$261,921

The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets recognized in the Balance Sheets at September 30:

(Thousands)	2006	2005

Fair value of plan assets at beginning of year	$272,782	$259,478
Actual return on plan assets	(96)	36,238
Employer contributions	1,604	352
Gross benefits paid	(28,154)	(23,286)
Fair value of plan assets at end of year	$246,136	$272,782

Funded status at end of year	$(35,924)	$(54,420)
Unrecognized net actuarial loss	83,776	118,263
Unrecognized prior service cost	13,475	14,650
Fourth quarter contribution adjustment	56	56
Net amount recognized at end of year	$61,383	$78,549

Amounts recognized in the Balance Sheets consist of:
Prepaid pension cost	$65,794	$82,557
Accrued benefit liability	(10,558)	(13,834)
Intangible asset	577	633
Regulatory adjustment	4,211	7,356
Accumulated other comprehensive income	1,359	1,837
Net amount recognized at end of year	$61,383	$78,549

The pension benefit obligation and the fair value of plan assets are based on a June 30 measurement date.

The assumptions used to calculate net periodic pension costs are as follows:

	2006	2005	2004

Weighted average discount rate	5.00%	6.25%	6.00%
Weighted average rate of future compensation increase	3.00%	3.25%	3.00%
Expected long-term rate of return on plan assets	8.25%	8.50%	8.50%

The weighted average discount rate is based on long-term, high quality bond indices at the measurement date. The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the investment portfolio. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns. The overall expected rate of return for the portfolio was developed based on the target allocation for each class. The expected return is a long-term assumption that generally does not change annually.

The assumptions used to calculate the benefit obligations are as follows:

	2006	2005

Weighted average discount rate	6.25%	5.00%
Weighted average rate of future compensation increase	3.50%	3.00%

Following are the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for plans that have a projected benefit obligation and an accumulated benefit obligation in excess of plan assets:

(Thousands)	2006	2005

Projected benefit obligation	$282,060	$327,202
Fair value of plan assets	246,136	272,782

Accumulated benefit obligation	23,988	27,686
Fair value of plan assets	13,769	14,774

Following are the targeted and actual plan assets by category:

	2007	2006	2005
	Target	Actual	Actual

Equity Securities	50%	50%	50%
Debt Securities	50%	50%	50%
Total	100%	100%	100%

Laclede Gas’ investment policy is designed to preserve, to the extent possible, the current funded status of the plan and minimize contributions to the trusts. The policy seeks to maximize investment returns consistent with these objectives and Laclede Gas’ tolerance for risk. Outside investment management specialists are utilized in each asset class. Such specialists are provided with guidelines, where appropriate, designed to ensure that the investment portfolio is managed in accordance with the policy. Performance and compliance with the guidelines is regularly monitored. Laclede Gas generally rebalances plan assets quarterly if the actual allocation deviates from the target allocation by more than 2%.

Following are expected pension benefit payments for the succeeding five fiscal years, and in aggregate for the five years thereafter:

(Millions)	Pensions from Qualified Trust	Pensions from Laclede Gas Funds

2007	$15.0	$0.3
2008	14.0	0.5
2009	16.0	0.6
2010	18.0	0.7
2011	20.0	0.8
2012 – 2016	147.0	5.0

The funding policy of Laclede Gas is to contribute an amount not less than the minimum required by government funding standards, nor more than the maximum deductible amount for federal income tax purposes. Contributions to the pension plans in fiscal year 2007 are anticipated to be $0.8 million into the qualified trusts, and $0.3 million into the non-qualified plans.

Postretirement Benefits

Laclede Gas provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65. The unrecognized transition obligation is being amortized over 20 years. Postretirement benefit costs in 2006, 2005 and 2004 amounted to approximately $8.9 million, $8.0 million, and $7.9 million, respectively, including amounts charged to construction.

Net periodic postretirement benefit costs consisted of the following components:

(Thousands)	2006	2005	2004

Service cost - benefits earned during the period	$3,985	$3,379	$3,175
Interest cost on accumulated postretirement
benefit obligation	2,959	3,303	3,202
Expected return on plan assets	(1,358)	(1,274)	(836)
Amortization of transition obligation	327	578	1,059
Amortization of prior service cost	(36)	(32)	(32)
Amortization of actuarial loss	1,273	868	697
Regulatory adjustment	1,713	1,181	658
Net postretirement benefit cost	$8,863	$8,003	$7,923

Pursuant to the Commission’s Order in the Utility’s 2002 rate case and affirmed in the 2005 rate case, the return on plan assets is based on market-related value of plan assets implemented prospectively over a four-year period. Unrecognized gains and losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 and 2005 rate cases, the Commission ordered that the recovery in rates for the postretirement benefit costs be based on the accounting methodology as ordered in the

1999 rate case which based the amortization of unrecognized gains and losses on a five-year average of unrecognized gains and losses. The difference between this amount and postretirement benefit expense as calculated pursuant to the above is deferred as a regulatory asset or liability.

The following table sets forth the reconciliation of the beginning and ending balances of the postretirement benefit obligation at September 30:

(Thousands)	2006	2005

Benefit obligation at beginning of year	$57,644	$51,735
Service cost	3,985	3,379
Interest cost	2,959	3,303
Plan amendments	(15,410)	(2,069)
Actuarial loss	10,992	7,942
Gross benefits paid	(4,586)	(6,646)
Benefit obligation at end of year	$55,584	$57,644

The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets recognized in the Balance Sheets at September 30:

(Thousands)	2006	2005

Fair value of plan assets at beginning of year	$18,771	$16,976
Actual return on plan assets	838	1,078
Employer contributions	8,103	7,363
Gross benefits paid	(4,586)	(6,646)
Fair value of plan assets at end of year	$23,126	$18,771

Funded status at end of year	$(32,458)	$(38,872)
Unrecognized net actuarial loss	36,088	25,849
Unrecognized prior service cost	(14,316)	(272)
Unrecognized net transition obligation	943	2,599
Net amount recognized at end of year as
postretirement benefit cost	$(9,743)	$(10,696)

The accumulated postretirement benefit obligation and the fair value of plan assets are based on a June 30 measurement date.

The assumptions used to calculate net periodic postretirement benefit costs are as follows:

	2006	2005	2004

Weighted average discount rate	5.00%	6.25%	6.00%
Weighted average rate of future compensation increase	3.00%	3.25%	3.00%
Expected long-term rate of return on plan assets	8.25%	8.50%	8.50%
Medical cost trend rate (initial)	8.00%	9.00%	7.00%
Medical cost trend rate (ultimate)	5.00%	5.00%	5.00%

The weighted average discount rate is based on long-term, high quality bond indices at the measurement date. The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the investment portfolio. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns. The overall expected rate of return for the portfolio was developed based on the target allocation for each class. The expected return is a long-term assumption that generally does not change annually.

The assumptions used to calculate the accumulated postretirement benefit obligations are as follows:

	2006	2005

Weighted average discount rate	6.25%	5.00%
Weighted average rate of future compensation increase	3.50%	3.00%
Medical cost trend rate (initial)	8.00%	8.00%
Medical cost trend rate (ultimate)	5.00%	5.00%

The following table presents the effect of an assumed 1% change in the assumed medical cost trend rate:

(Thousands)	1% Increase	1% Decrease
Effect on net periodic benefit cost	$720	$(630)
Effect on accumulated postretirement benefit obligation	2,640	(2,390)

Following are the targeted and actual plan assets by category:

	2007	2006	2005
	Target	Actual	Actual

Equity Securities	50%	55%	50%
Debt Securities	50%	45%	50%
Total	100%	100%	100%

Missouri state law provides for the recovery in rates of SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (OPEB), accrued costs provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established Voluntary Employees’ Beneficiary Association (VEBA) and Rabbi trusts as its external funding mechanisms. Laclede Gas’ investment policy seeks to maximize investment returns consistent with Laclede Gas’ tolerance for risk. Outside investment management specialists are utilized in each asset class. Such specialists are provided with guidelines, where appropriate, designed to ensure that the investment portfolio is managed in accordance with policy. Performance and compliance with the guidelines is regularly monitored. Laclede Gas’ current investment policy targets an asset allocation of 50% to equity securities and 50% to debt securities, excluding cash held in short-term securities for the purpose of making benefit payments. Laclede Gas currently invests in a mutual fund which is rebalanced on an ongoing basis to the target allocation.

Following are expected postretirement benefit payments for the succeeding five fiscal years, and in aggregate for the five years thereafter:

(Millions)	Benefits Paid from Qualified Trust	Benefits Paid from Laclede Gas Funds

2007	$3.9	$0.3
2008	4.0	0.3
2009	4.0	0.3
2010	4.1	0.3
2011	4.2	0.3
2012 – 2016	24.3	1.6

Laclede Gas’ funding policy is to contribute amounts to the trusts equal to the periodic benefit cost calculated pursuant to SFAS No. 106 as recovered in rates. Contributions to the postretirement plans in fiscal year 2007 are anticipated to be $7.3 million to the qualified trusts, and $0.3 million paid directly to participants from Laclede Gas funds.

Other Plans

Laclede Gas sponsors 401(k) plans that cover substantially all employees. The plans allow employees to contribute a portion of their base pay in accordance with specific guidelines. Laclede Gas provides a match of such contributions within specific limits. The cost of the defined contribution plans of Laclede Gas amounted to approximately $3.0 million per year for fiscal year 2006, and $2.9 million per year for fiscal years 2005 and 2004.

3.	COMMON STOCK AND PAID-IN CAPITAL

Laclede Gas issued 108 and 89 shares of its common stock to Laclede Group during fiscal years 2006 and 2005, respectively, as described below. Total shares of common stock outstanding were 10,197 and 10,089 at September 30, 2006 and 2005, respectively.

Common stock and paid-in capital increased $5.1 million in 2006 primarily due to the issuance of common stock to Laclede Group and stock-based compensation costs allocated to Laclede Gas from Laclede Group. Common stock and paid-in capital increased $4.3 million in 2005 primarily due to the issuance of common stock to and paid-in capital contributions from Laclede Group.

In January 2005, the board of directors of Laclede Gas desired to sell shares to its sole shareholder, Laclede Group, at a price per share equal to book value. However, Laclede Gas is prohibited from issuing fractional shares, so the board first authorized a stock dividend of ninety-nine shares of its common stock, par value $1.00 per share, on each outstanding share of its common stock to be paid on January 21, 2005 to increase its outstanding shares from 100 to 10,000. The retroactive effect of this stock dividend has been presented in the Balance Sheet. As such, $9,900 was transferred to common stock and paid-in capital from retained earnings, representing the aggregate par value of the shares issued under the stock dividend. All references to the number of shares have been restated from 100 shares to 10,000 shares to give retroactive effect to the stock dividend for all periods presented.

Subsequent to the stock dividend, Laclede Gas sold shares of its stock to Laclede Group during each quarter at prices per share equal to book value on the last day of the preceding quarter. Laclede Gas sold 89 shares to Laclede Group for $3.1 million during fiscal 2005 and 108 shares totaling $3.7 million during fiscal 2006. The proceeds from all the sales were used to reduce short-term borrowings. Exemption from registration for all of the sales was claimed under Section 4(2) of the Securities Act of 1933.

As of September 30, 2006, $65 million of the Laclede Gas shelf registration on Form S-3 remained registered and unissued. The MoPSC authorization for issuing securities registered on Form S-3 expired October 31, 2006. At
October 31, 2006, the MoPSC authorization was $3.7 million, having been reduced by previous bond issuances as well as capital contributions made by Laclede Group to Laclede Gas under this authority. The amount, timing and type of additional financing to be issued will depend on cash requirements and market conditions as well as future MoPSC authorizations and additional S-3 filings.

4.	REDEEMABLE PREFERRED STOCK

The preferred stock, which is non-voting except in certain circumstances, may be redeemed at the option of the Laclede Gas board of directors. The redemption price is equal to par of $25.00 per share.

During 2006, 97 shares of 5% Series B preferred stock and 12 shares of 4.56% Series C preferred stock were reacquired and 2,404 shares of 5% Series B preferred stock were called to meet sinking fund requirements. During 2005, 3,948 shares of 5% Series B preferred stock were reacquired and 5,792 shares of 5% Series B preferred stock were called to meet sinking fund requirements.

Any default in a sinking fund payment must be cured before Laclede Gas may pay dividends on or acquire any common stock. Sinking fund requirements on preferred stock for the next five years subsequent to September 30, 2006 are $0.2 million in 2007 through 2011.

5.	LONG-TERM DEBT

Maturities on long-term debt, including current portion, for the five fiscal years subsequent to September 30, 2006 are as follows:

2007	-
2008	$40 million
2009	-
2010	-
2011	$25 million

In June 2006, Laclede Gas sold $55 million principal amount of First Mortgage Bonds, 6.15% Series, due June 1, 2036. The net proceeds of approximately $54.4 million from this sale were used to reduce short-term debt (including that incurred to fund the redemption at maturity of $40 million of 8 5/8% Series First Mortgage Bonds on May 15, 2006) and for general corporate purposes.

As of September 30, 2006, $65 million of the Laclede Gas shelf registration on Form S-3 remained registered and unissued. The MoPSC authorization for issuing securities registered on this Form S-3 expired October 31, 2006.

At October 31, 2006, the MoPSC authorization was $3.7 million, having been reduced by previous bond issuances as well as capital contributions made by Laclede Group to Laclede Gas under this authority. The amount, timing and type of additional financing to be issued will depend on cash requirements and market conditions as well as future MoPSC authorizations and additional S-3 filings.

Substantially all of the utility plant of Laclede Gas is subject to the liens of its mortgage. Its mortgage contains provisions that restrict retained earnings from declaration or payment of cash dividends. As of September 30, 2006 and 2005, all of the retained earnings of Laclede Gas were free from such restrictions.

6.	NOTES PAYABLE AND CREDIT AGREEMENTS

In December 2005, the Utility’s $285 million line of credit scheduled to expire in September 2009 was increased to $320 million and extended to December 2010. In January 2006, Laclede Gas replaced its $15 million in credit lines expiring in April 2006 with a $20 million line that expired April 2006.

Laclede Gas issues commercial paper that is supported by the bank lines of credit. During fiscal year 2006, the Utility’s short-term borrowing requirements, which peaked at $289.9 million, were met by the sale of commercial paper. Laclede Gas had $207.3 million in commercial paper outstanding as of September 30, 2006, at a weighted average interest rate of 5.3% per annum, and $63.6 million outstanding as of September 30, 2005, at a weighted average interest rate of 3.8% per annum.

Laclede Gas’ lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation and amortization (EBITDA) to be at least 2.25 times interest expense. On September 30, 2006, total debt was 62% of total capitalization. For the fiscal year ended
September 30, 2006, EBITDA was 3.16 times interest expense.

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of financial instruments at September 30, 2006 and 2005 are as follows:

	Carrying	Fair
(Thousands)	Amount	Value

2006:
Cash and cash equivalents	$2,314	$2,314
Short-term debt	207,300	207,300
Long-term debt	349,041	367,471
Redeemable preferred stock, including current sinking fund requirements	946	946

2005:
Cash and cash equivalents	$2,703	$2,703
Short-term debt	63,600	63,600
Long-term debt, including current portion	334,033	365,144
Redeemable preferred stock, including current sinking fund requirements	1,009	1,009

The carrying amounts for cash and cash equivalents and short-term debt approximate fair value due to the short maturity of these instruments. Fair value of long-term debt and preferred stock is estimated based on market prices for similar issues.

8.	INCOME TAXES

The net provisions for income taxes charged during the years ended September 30, 2006, 2005 and 2004 are as follows:

(Thousands)
Years Ended September 30	2006	2005	2004

Included in Statements of Income:
Federal
Current	$(12,238)	$11,511	$1,628
Deferred	21,511	1,188	12,785
Investment tax credits	(241)	(332)	(305)
State and local
Current	(1,939)	1,819	(384)
Deferred	3,539	364	2,831
Total	$10,632	$14,550	$16,555

The effective income tax rate varied from the federal statutory income tax rate for each year due to the following:

	2006	2005	2004

Federal income tax statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal
income tax benefits	2.6	3.1	3.3
Certain expenses capitalized on books and deducted
on tax return	(5.3)	(4.3)	(3.1)
Taxes related to prior years	(2.6)	(0.4)	(0.2)
Other items – net	(2.8)	(1.2)	(1.0)
Effective income tax rate	26.9%	32.2%	34.0%

The significant items comprising the net deferred tax liability recognized in the Balance Sheets as of September 30 are as follows:

(Thousands)	2006	2005

Deferred tax assets:
Reserves not currently deductible	$21,137	$21,895
Unamortized investment tax credits	2,793	2,945
Other	8,210	6,314
Total deferred tax assets	32,140	31,154

Deferred tax liabilities:
Relating to utility property	186,239	169,014
Pension	25,983	32,112
Deferred gas cost	24,888	4,697
Other	23,602	15,745
Total deferred tax liabilities	260,712	221,568

Net deferred tax liability	228,572	190,414
Net deferred tax asset (liability) - current	(7,049)	(1,822)
Net deferred tax liability - non-current	$221,523	$188,592

At September 30, 2006, the Utility has approximately $2.4 million federal alternative minimum tax credits which may be carried forward indefinitely to reduce federal income taxes, a federal net operating loss of approximately $1.5 million which may be carried forward 20 years to offset taxable income, and state tax credits of approximately

$0.1 million that may be carried forward for five years. No valuation allowances have been recorded because the Utility believes these items will more likely than not be realized during the carryover periods.

9.	OTHER INCOME AND INCOME DEDUCTIONS – NET

(Thousands)	2006	2005	2004

Non-recurring investment gains	$—	$540	$1,947
Allowance for funds used during construction	(45)	(100)	(123)
Other income	5,006	1,755	1,310
Other income deductions	(843)	(852)	250
Other income and (income deductions) – net	$4,118	$1,343	$3,384

Laclede Gas recorded the receipt of proceeds totaling $0.5 million and $1.9 million during fiscal years 2005 and 2004, respectively, related to its interest, as a policyholder, in the sale of a mutual insurance company. These proceeds represent initial distributions relating to certain policies held by the Utility. Subsequent distributions, if any, are not expected to have a material impact on the financial position or results of operations of Laclede Gas.

The increase in Other income in fiscal 2006 compared with the prior years is primarily due to Laclede Gas’ application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of financial instruments, as approved by the MoPSC effective October 1, 2005. Previously, carrying costs were applicable only to certain gas cost components exceeding a predetermined threshold. Such income is recovered through the PGA Clause.

10.	INFORMATION BY OPERATING SEGMENT

The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas. Laclede Gas is a public utility engaged in the retail distribution of natural gas serving an area in eastern Missouri, with a population of approximately 2.1 million, including St. Louis city and ten other counties in eastern Missouri. The Non-Regulated Other segment includes merchandise sales activities. Accounting policies are as described in Note 1. There are no material intersegment revenues.

	Regulated Gas	Non-Regulated
(Thousands)	Distribution	Other	Eliminations	Total

FISCAL 2006
Operating revenues	$1,141,011	$2,305	$—	$1,143,316
Depreciation & amortization	30,904	—	—	30,904
Interest charges	32,565	—	—	32,565
Income tax expense (benefit)	10,636	(4)	—	10,632
Net income (loss)	28,887	(7)	—	28,880
Total assets	1,383,703	1,437	—	1,385,140
Capital expenditures	57,925	—	—	57,925

FISCAL 2005
Operating revenues	$978,195	$2,288	$—	$980,483
Depreciation & amortization	23,036	—	—	23,036
Interest charges	26,911	—	—	26,911
Income tax expense (benefit)	14,561	(11)	—	14,550
Net income (loss)	30,649	(18)	—	30,631
Total assets	1,273,975	1,540	—	1,275,515
Capital expenditures	54,621	—	—	54,621

FISCAL 2004
Operating revenues	$868,905	$2,577	$—	$871,482
Depreciation & amortization	22,385	—	—	22,385
Interest charges	25,202	—	—	25,202
Income tax expense	16,508	47	—	16,555
Net income	32,125	74	—	32,199
Total assets	1,206,634	1,616	—	1,208,250
Capital expenditures	49,130	—	—	49,130

11.	COMMITMENTS AND CONTINGENCIES

Laclede Gas estimates fiscal year 2007 utility capital expenditures at approximately $57 million. There are no material contractual commitments at September 30, 2006 related to these estimated capital expenditures.

The lease agreement covering the headquarters office space of Laclede Gas extends through February 2010 with options to renew for up to 10 additional years. The aggregate rental expense for fiscal years 2006, 2005 and 2004 was $874,000, $865,000 and $856,000, respectively. The annual minimum rental payment for fiscal year 2007 is anticipated to be approximately $882,000 with a maximum annual rental payment escalation of $8,800 per year for each year through fiscal year 2010. Laclede Gas has other relatively minor rental arrangements that provide for minimum rental payments. Laclede Gas has entered into various operating lease agreements for the rental of vehicles and power operated equipment. The rental costs will be approximately $3.0 million in fiscal year 2007, $2.3 million in fiscal year 2008, $1.4 million in fiscal year 2009, $0.7 million in fiscal year 2010 and $0.2 million in fiscal year 2011. Laclede Gas has entered into various contracts, expiring on dates through 2012, for the storage, transportation, and supply of natural gas. Minimum payments required under the contracts in place at September 30, 2006 are estimated at approximately $253 million. Additional contracts are generally entered into prior to or during the heating season. Laclede Gas estimates that it will pay approximately $90 million annually, at present rate levels, for fixed charges related to these or other contracts that are expected to be in place for the upcoming year for the reservation of gas supplies and pipeline transmission and storage capacity. The Utility recovers these costs from customers in accordance with the PGA Clause.

Laclede Pipeline Company (Pipeline), a wholly-owned subsidiary of Laclede Group, is providing liquid propane transportation service to Laclede Gas pursuant to a newly approved Federal Energy Regulatory Commission (FERC) tariff and a new contractual arrangement between Pipeline and Laclede Gas. In accordance with the terms of that agreement, subject to further proceedings before the FERC, Laclede Gas is obligated to pay Pipeline approximately $1.0 million annually, at current rates, commencing April 1, 2006. The agreement renews at the end of each contract year, unless terminated by either party upon provision of at least six months’ notice.

Laclede Gas owns and operates natural gas distribution, transmission and storage facilities, the operations of which are subject to various environmental laws, regulations and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected the Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs.

Environmental issues have arisen in the past, and may arise in the future, associated with sites formerly owned or operated by Laclede Gas and/or its predecessor companies, including facilities at which manufactured gas operations took place. Laclede Gas has been advised of the existence of three former manufactured gas plant (“MGP”) sites that may require remediation and has worked with federal and state environmental regulators to address two of the three sites.

With regard to a former MGP site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain remedial actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of September 30, 2006, Laclede Gas has paid or reserved for the cost of these actions. If regulators require additional remedial actions or assert additional claims, Laclede Gas will incur additional costs.

Laclede Gas enrolled a second former MGP site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides potential opportunities to minimize the cost of site cleanup while maximizing possibilities for site development. This site is located in, and is presently owned by, the City of St. Louis, Missouri (City). The City has been exploring development options for the site. Recently, the City announced publicly the selection of a developer with whom it will attempt to negotiate a site development contract. In light of the City’s announcement, Laclede Gas continues to evaluate options concerning this site. Laclede Gas currently estimates the cost of site investigations, agency oversight and related legal and engineering consulting to be approximately $650,000. Laclede Gas has paid or reserved for the cost of these actions. Laclede Gas has requested that other former site owners and operators share in these costs. One party has agreed to participate and has reimbursed Laclede Gas to date for $190,000. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties to the extent practicable.

Laclede Gas has been advised that a third former MGP site may require remediation. Laclede Gas has not owned this site for many years. At this time, it is not known whether Laclede Gas will incur any costs in connection with environmental investigations of or remediation at the site, and if it does incur any such costs, what the amount of those costs would be.

While the amount of future costs relative to the actions Laclede Gas has taken at the Shrewsbury site pursuant to the current agreement with state and federal regulators may not be significant, the amount of costs relative to future remedial actions regulators may require at the Shrewsbury site and at the other sites is unknown and may be material.

Laclede Gas has notified its insurers that it seeks reimbursement for costs incurred in the past and future potential liabilities associated with the three MGP sites identified above. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas is currently holding discussions with the insurers regarding potential reimbursement from them. In June 2005, an outside consultant retained by Laclede Gas completed an analysis of the MGP sites to determine cost estimates for a one-time contractual transfer of risk from each insurer to the Company of environmental coverage for the MGP sites. That analysis demonstrated a range of possible future expenditures to investigate, monitor and remediate these MGP sites from $5.8 million to $36.3 million. This analysis was based upon then currently available facts, technology and laws and regulations. The actual costs that Laclede Gas may incur could be materially higher or lower depending upon several factors, including whether remedial actions will be required, final selection and regulatory approval of any remedial actions, changing technologies and governmental regulations, the ultimate ability of other potentially responsible parties to pay and any insurance recoveries. Costs associated with environmental remediation activities are accrued when such costs are probable and reasonably estimable. As of the date of this report, Laclede Gas has recorded all such costs. However, it is possible that future events may require some level of additional remedial activities that, in turn, would require Laclede Gas to record additional costs.

Laclede Gas has enrolled a parcel of property located in the City of St. Louis in the VCP pursuant to an agreement to sell such parcel to a third party. Under the terms of the agreement, any costs relative to future investigations or remedial actions regulators may require shall be borne by the third-party buyer. Laclede Gas has reserved the right to withdraw the site from the VCP at any time and does not anticipate incurring any materials cost in connection with this site.

Laclede Gas anticipates that any costs it may incur in the future to remediate these sites, less any amounts received as insurance proceeds or as contributions from other potentially responsible parties, would be deferred and recovered in rates through periodic adjustments approved by the MoPSC. Accordingly, potential liabilities associated with remediating the MGP sites are not expected to have a material impact on the future financial position and results of operations of Laclede Gas or the Company.

On December 29, 2005, the MoPSC Staff proposed a disallowance of approximately $3.3 million related to the Company’s recovery of its purchased gas costs applicable to fiscal 2004. Following technical conferences, the Staff subsequently reduced its proposed disallowance to $2.4 million. Laclede Gas believes that the MoPSC Staff’s position lacks merit and continues to vigorously oppose the adjustment in proceedings before the MoPSC.

Laclede Gas began implementation of an automated meter reading (AMR) system in July 2005. Through the date of this report, the AMR system has been deployed to more than 600,000 customers. The implementation is expected to be substantially completed by early 2007. Certain regulatory issues have arisen in conjunction with this implementation. The Utility has approximately 40% of customers with meters inside their premises. On February 2, 2006, the MoPSC Staff filed a complaint against the Utility alleging that it failed to adequately obtain or use actual meter readings from certain customers and failed to adequately respond to unauthorized gas use. In addition to seeking authority to pursue penalties, the Staff seeks customer service accommodations for those customers with meters located inside their homes whose previous estimated bills, as a result of installing AMR, will require adjustment to reflect actual usage. On May 11, 2006, the Missouri Office of Public Counsel also filed a complaint alleging that Laclede Gas billed customers for prior underestimated usage for a longer period of time than permitted by Commission rules. Laclede Gas filed responses generally denying the MoPSC Staff’s and Office of Public Counsel’s allegations. On November 7, 2006, Laclede Gas, the Office of the Public Counsel, and other parties filed a Stipulation & Agreement that resolves certain issues raised in this case. The MoPSC staff neither supported nor opposed the Stipulation, which is currently under consideration by the Commission. The Utility’s labor union representing field service workers, United Steelworkers Local 11-6 (Union), has also raised a number of regulatory matters with the MoPSC alleging safety issues associated with the installation of AMR and changes in other work practices implemented by Laclede Gas. On
November 2, 2006, the MoPSC denied and dismissed one of these complaints. The Utility believes that the Union’s remaining allegations are without merit.

Laclede Gas is involved in other litigation, claims and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes that the final outcome will not have a material adverse effect on the financial position or results of operations of the Utility.

12.	INTERIM FINANCIAL INFORMATION (UNAUDITED)

In the opinion of Laclede Gas, the quarterly information presented below for fiscal years 2006 and 2005 includes all adjustments (consisting of only normal recurring accruals) necessary for a fair statement of the results of operations for such periods. Variations in operations reported on a quarterly basis primarily reflect the seasonal nature of the business of Laclede Gas.

 (Thousands)

Three Months Ended	Dec. 31	March 31	June 30	Sept. 30

2006
Total operating revenues	$411,993	$489,814	$149,264	$92,245
Operating income (loss)	35,537	37,420	(400)	(4,598)
Net income (loss)	20,198	18,980	(4,078)	(6,220)

Three Months Ended	Dec. 31	March 31	June 30	Sept. 30

2005
Total operating revenues	$291,833	$435,570	$162,936	$90,144
Operating income (loss)	28,562	42,225	7,203	(7,241)
Net income (loss)	15,102	22,517	1,576	(8,564)